Exhibit 5.1
OPINION OF MCDERMOTT WILL & EMERY LLP
Clinical Data, Inc.
One Gateway Center, Suite 411
Newton, Massachusetts 02458
Re: Registration Statement on Form S-8
Ladies and Gentlemen:
     We have examined the Registration Statement on Form S-8 to be filed with the Securities and Exchange Commission on November 10, 2005 (the “Registration Statement”), in connection with the registration under the Securities Act of 1933, as amended, of 170,301 shares of common stock, par value $0.01 per share (the “Shares”) of Clinical Data, Inc., a Delaware corporation (the “Registrant”), issuable upon the exercise of stock options originally granted under (i) the Genaissance Pharmaceuticals, Inc. 2000 Amended and Restated Equity Incentive Plan, (ii) the Lark Technologies, Inc. 2002 Stock Option Plan, and (iii) the Lark Technologies, Inc. 1990 Stock Option Plan (collectively, the “Assumed Options”). The Assumed Options have been assumed by the Registrant pursuant to the Agreement and Plan of Merger, dated June 20, 2005 (the “Merger Agreement”), among the Registrant, Safari Acquisition Corporation, a wholly-owned subsidiary of the Registrant and Genaissance Pharmaceuticals, Inc.
     As the Registrant’s counsel in connection with this transaction, we have examined such documents and undertaken such further inquiry as we consider necessary for rendering the opinion hereinafter set forth.
     It is our opinion that, when issued and sold in accordance with the terms and conditions of the Assumed Options, the Shares will be legally and validly issued, fully-paid and non-assessable.
     We consent to the use of this opinion as an exhibit to the Registration Statement, and further consent to the use of our name wherever appearing in the Registration Statement and any amendments thereto.

Very truly yours,

/s/ McDermott Will & Emery LLP

McDermott Will & Emery LLP